Exhibit 12.1

First BanCorp
Computation of Ratio of Earnings to Fixed Charges

Year Ended
December 31, 2014

Including Interest on Deposits
Earnings:
Pre-tax income from continuing operations	$91,638
Plus:
Fixed Charges (excluding capitalized interest)	119,423

Total earnings	$211,061

Fixed Charges:
Interest expensed and capitalized	$115,876
An estimate of the interest component within rental expense	3,547
Total Fixed Charges	$119,423
Ratio of Earnings to Fixed Charges	1.77

Excluding Interest on Deposits
Earnings:
Pre-tax income from continuing operations	$91,638
Plus:
Fixed Charges (excluding capitalized interest)	41,296

Total earnings	$132,934

Fixed Charges:
Interest expensed and capitalized	$37,749
An estimate of the interest component within rental expense	3,547

Total Fixed Charges	$41,296

Ratio of Earnings to Fixed Charges	3.22